1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 18, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and management, as well as financial statements. No public offering of securities is to be made by the Company or Yancoal Resources in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT

EXPIRY OF EARLY TENDER DEADLINE IN RELATION TO THE

OFFER TO REPURCHASE FOR CASH

UP TO A TOTAL OF US$300,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF

THE OUTSTANDING NOTES LISTED BELOW

(I) US$434,403,000 5.730% GUARANTEED NOTES DUE 2022

(Stock code: 4552)

(II) US$450,000,000 4.461% GUARANTEED NOTES DUE 2017

(Stock code: 4551)

ISSUED BY

YANCOAL INTERNATIONAL RESOURCES DEVELOPMENT CO., LIMITED

(Incorporated in Hong Kong with limited liability)

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) and Yancoal International Resources Development Co., Limited (“Yancoal Resources”) dated 4 May 2016 (Hong Kong time) (the “Announcement”) in relation to the Offer. Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

HOLDERS WHO HAVE VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THEIR NOTES AT OR PRIOR TO THE EARLY TENDER DEADLINE

The Offer commenced on 4 May 2016 and will expire at 11:59 p.m. on 1 June 2016 (New York City time), unless extended or terminated earlier by Yancoal Resources. As set out in the Announcement, Holders of 2022 Notes, who validly tender and not validly withdrawn their Notes at or prior to 5:00 p.m. on 17 May 2016 (New York City time) (the “Early Tender Deadline”) and whose 2022 Notes are accepted for repurchase by Yancoal Resources under the Offer, would be eligible to receive a fixed price of US$930 per US$1,000 principal amount of the 2022 Notes plus the Accrued Interest in respect of such 2022 Notes. Holders of 2017 Notes, who validly tender and not validly withdrawn their Notes at or prior to the Early Tender Deadline and whose 2017 Notes are accepted for repurchase by Yancoal Resources under the Offer, would be eligible to receive a fixed price of US$1,000 per US$1,000 principal amount of the 2017 Notes plus the Accrued Interest in respect of such 2017 Notes.

The Early Tender Deadline has now expired. As of the Early Tender Deadline, US$206,783,000 in principal amount of the 2022 Notes has been validly tendered and not validly withdrawn and US$174,345,000 in principal amount of the 2017 Notes has been validly tendered and not validly withdrawn.

HOLDERS WHO HAVE NOT TENDERED THEIR NOTES

Holders with Notes that have not been tendered under the Offer may validly tender their Notes at or prior to 11:59 p.m. on 1 June 2016 (New York City time) in accordance with the terms and conditions of the Offer, in which case such Holders would only be eligible to receive the applicable Late Tender Offer Price (being a fixed price of US$880 per US$1,000 principal amount of the 2022 Notes in respect of the 2022 Notes and a fixed price of US$950 per US$1,000 principal amount of the 2017 Notes in respect of the 2017 Notes) plus the Accrued Interest in respect of such Notes.

The Company and Yancoal Resources will issue another announcement following the Expiration Time regarding the results of the Offer, as well as whether the other conditions to the Offer are satisfied.

The Information and Tender Agent for the Offer is:

D.F. King Ltd.

In London:	In New York:	In Hong Kong:

125 Wood Street London EC2V 7AN United Kingdom Telephone: +44 20 7920 9700	48 Wall Street, 22nd Floor New York, New York 10005 United States Telephone: +1 212 269 5550 Toll Free: (866) 745-0264	Suite 1601, 16/F, Central Tower 28 Queen’s Road Central Hong Kong Telephone: +852 3953 7230

Email: yancoal@dfkingltd.com

Website: http://sites.dfkingltd.com/yancoal

Any questions relating to procedures for tendering notes or requests for additional copies of this Offer to Purchase should be directed to the Information and Tender Agent at its contact above.

The Dealer Manager for the Offer is:

Deutsche Bank AG, Singapore Branch

One Raffles Quay

No.17-00 South Tower

Singapore 048583

Attention: Liability Management Group

Telephone (Singapore): +65 6423 5934

Telephone (United Kingdom): +44 (0) 207 545 8011

Email: liability.management@db.com

Any questions regarding the terms of the Offer should be directed to the Dealer Manager at the contact information set forth above.

Unless otherwise stated, all times and dates refer to New York City, United States times and dates.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

18 May 2016 (Hong Kong time)

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

As at the date of this announcement, the directors of Yancoal Resources are Mr. Li Xiyong, Mr. Lai Cunliang, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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